SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)
(Amendment No. 5)*
Argyle Security, Inc.

(Name of Issuer)
Common Stock, par value $0.0001

(Title of Class of Securities)
040311102

(CUSIP Number)
Mezzanine Management Limited
Century House
16 Par la Ville Road
Hamilton, Bermuda
Attention: Arthur Morris
(441) 296-8099

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 8, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	040311102	13D	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,300,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,300,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,300,100 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	893522 20 1	13D	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV Coinvest A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		69,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	69,700 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	893522 20 1	13D	Page	4	of	7 Pages

1	NAMES OF REPORTING PERSONS Mezzanine Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,369,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,369,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,369,800 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	893522 20 1	13D	Page	5	of	7 Pages
Amendment No. 5 to Schedule 13D
     This Amendment No. 5 to Schedule 13D (this “Fifth Amendment”) amends and supplements the Schedule 13D originally filed on May 5, 2008, as amended by Amendment No. 1 filed on January 15, 2009, Amendment No. 2 filed on May 20, 2009, Amendment No. 3 filed on June 2, 2009, and Amendment No. 4 filed on June 5, 2009 (together, the “Schedule 13D”), and relates to the common stock, par value $0.0001 (the “Common Stock”), of Argyle Security, Inc., a Delaware corporation (the “Issuer”). This Fifth Amendment is being filed by and on behalf of Mezzanine Management Fund IV A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV”), Mezzanine Management Fund IV Coinvest A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV Coinvest”), and Mezzanine Management Limited, a limited partnership organized under the laws of Bermuda (“Mezzanine”). Fund IV, Fund IV Coinvest, and Mezzanine are collectively referred to herein as the “Reporting Persons.”
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Fifth Amendment, as follows:
On June 8, 2009, the Reporting Persons acquired 101,500 shares of Common Stock in multiple open market transactions. All such purchases were at $1.00 per share.
Item 5. Interest in Securities of the Issuer.
Item 5(c) of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Fifth Amendment, as follows:
(c)	On June 8, 2009, the Reporting Persons acquired 101,500 shares of Common Stock in multiple open market transactions. All such purchases were at $1.00 per share.

CUSIP No.	893522 20 1	13D	Page	6	of	7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 11, 2009

MEZZANINE MANAGEMENT FUND IV A, L.P.

By: Name:	/s/ Christopher C. Morris Christopher C. Morris
Title:	Authorized Signatory

MEZZANINE MANAGEMENT FUND IV COINVEST A, L.P.

By: Name:	/s/ Christopher C. Morris Christopher C. Morris
Title:	Authorized Signatory

MEZZANINE MANAGEMENT LIMITED

By: Name:	/s/ Christopher C. Morris Christopher C. Morris
Title:	Authorized Signatory

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned agree that this Fifth Amendment dated June 11, 2009, relating to Argyle Security, Inc., shall be filed on behalf of the undersigned.

MEZZANINE MANAGEMENT FUND IV A, L.P.

By: Name:	/s/ Christopher C. Morris Christopher C. Morris
Title:	Authorized Signatory

MEZZANINE MANAGEMENT FUND IV COINVEST A, L.P.

By: Name:	/s/ Christopher C. Morris Christopher C. Morris
Title:	Authorized Signatory

MEZZANINE MANAGEMENT LIMITED

By: Name:	/s/ Christopher C. Morris Christopher C. Morris
Title:	Authorized Signatory